UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For period ended March 31, 2003

Atna Resources Ltd.

1550 – 409 Granville St., Vancouver, BC V6C 1T2

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [ X ]               Form 40-F [   ]

[The registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes    [   ]                  No    [ X ]